October 28, 2024

Bradley Taillon
Chief Executive Officer
Permex Petroleum Corp
1700 Post Oak Boulevard
2 Blvd Place, Suite 600
Houston, TX 77056

       Re: Permex Petroleum Corp
           Form 10-K for the Fiscal Year ended September 30, 2023
           Filed July 29, 2024
           File No. 001-41558
Dear Bradley Taillon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation